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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                                                Commission File No.: 1-10938


                          NOTIFICATION OF LATE FILING


Check one:   [X]   Form 10-K    [ ] From 11-K    [ ] Form 20-F     [ ] From 10-Q
             [ ]   From N-SAR

        For Period Ending:        December 31, 2001
                          ------------------------------------------

[ ]  Transition Report on Form 10-K        [ ]  Transition Report on Form 10-Q

[ ]  Transition Report on Form 20-F        [ ]  Transition Report on Form N-SAR

[ ]  Transition Report on Form 11-K

        For the Transition Period Ending: ___________________________________

 [READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.]


        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing check above, identify the item(s) to which the notification relates:


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                                     PART I
                             REGISTRANT INFORMATION


Full name of Registrant        SEMX Corporation
                        --------------------------------

Former name if applicable         ----
                          ------------------------------

Address of principal executive office  (Street and number)

 1  Labriola Court
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City, State and zip code   Armonk, New York 10504
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                                    PART II
                             RULE 12B-25(b) AND (c)


        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]     (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;

[X]     (b)  The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]     (c)  The accountant's statement or other exhibit required by Rule
             12b-25(c) has been attached if applicable.


                                    PART III
                                   NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

        Registrant is unable to file its 10-K Report by the prescribed due date without unreasonable effort and expense.

        On February 28, 2002 the Registrant completed the sale of the assets of its domestic wafer reclaim services business subsidiary. Due to the large amount of work involved in completing the sale of its domestic wafer reclaim services business subsidiary's assets, and the necessary accounting work due to segregation of continuing and discontinued operations, the Registrant has been delayed in preparing and completing its Form 10-K. The Registrant expects to file the Form 10-K on or before the 15th calendar day following the prescribed due date.


                                    PART IV
                               OTHER INFORMATION


        1. Name and telephone number of person to contact in regard to this notification:


   Mark Koch - Controller                            (914)        273-5500
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          (Name)                                  (Area Code) (Telephone Number)


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        2.  Have all other periodic reports under Section 13 of 15(d) of the
Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                [X] Yes   [ ] No

        3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                [X] Yes   [ ] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                SEMX CORPORATION
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    April 2, 2002               By:      Mark Koch
     ---------------------               ----------------------

     INSTRUCTION. THE FORM MAY BE SIGNED BY AN EXECUTIVE OFFICER OF THE REGISTRANT OR BY ANY OTHER DULY AUTHORIZED REPRESENTATIVE. THE NAME AND TITLE OF THE PERSON SIGNING THE FORM SHALL BE TYPED OR PRINTED BENEATH THE SIGNATURE. IF THE STATEMENT IS SIGNED ON BEHALF OF THE REGISTRANT BY AN AUTHORIZED REPRESENTATIVE (OTHER THAN AN EXECUTIVE OFFICER), EVIDENCE OF THE REPRESENTATIVE'S AUTHORITY TO SIGN ON BEHALF OF THE REGISTRANT SHALL BE FILED WITH THE FORM.


                                   ATTENTION

        International misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS


        1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

        2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.


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        3.  A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of securities of the registrant is registered.

        4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

        5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.


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Rule 12b-25
Part IV - Item (3)

        In conjunction with a strategy to focus on its core business, the Company's Board of Directors made a decision to dispose of its Wafer Reclaim Services Group. The Registrant's revenues, from continuing operations, deceased 26.6% from the year ended December 31, 2000 reflecting deteriorating customer requirements in the electronics sectors of the Company's Microelectronic Packaging and Materials Group. Additionally, the Registrant's Polese Company subsidiary's operations were disrupted from March 2001 through the third quarter 2001 as a result of an ammonia tank leak. The Registrant's diluted earnings per share for the year ended December 31, 2001 was a loss of $3.04 compared to a profit of $.32 for the year ended December 31, 2000. The loss for the year ended December 31, 2001 included a loss per share of $2.14 from discontinued operations. The 2001 results also included a net charge of $11.5 million on the disposal of the discontinued operations.